Bruce A. McDonald

Bruce McDonald is a partner in the intellectual property group at Smith, Gambrell & Russell, LLP; a 1979 graduate of the American University, Washington College of Law, specializing in intellectual property litigation in federal courts and the U.S. Patent and Trademark Office. He has been designated since 2020 on the World Trademark Review WTR 1000 List of the World's Leading Trademark Professionals. Representative cases include:

- defense of the American Bar Association in the only suit for trademark infringement ever brought against the ABA, *Collen IP v. American Bar Association,* 07-1861 (ESH) (D.D.C. 2008)

- prosecution of the only successful published trademark opposition based on fraud at the USPTO in six years, *Nationstar Mortgage LLC v. Ahmad,* 112 USPQ2d 1361 (TTAB 2014)

- amicus briefs on behalf of a foreign government in two federal appellate trademark infringement cases, 726 F. 3d 62 (2nd Cir. 2013); 809 F.3d 737 (2d Cir. 2016)

- a litigation effort that brought down 81 copycat websites spanning an array of top-level domains in multiple jurisdictions (2021), 1:21-cv-00612-LMB-MSN (E.D.Va.) (2021)

- advice to an innovative drug developer in the negotiation of licensing agreements and serves on the board of advisors, www.neurocarrus.com;

- engagement by the Pharmaceutical Research and Manufacturers Association (PhARMA) for production of published advocacy reports on international compulsory licensing of pharmaceutical patents, *Compulsory Licensing of Pharmaceutical Patents in the Russian Federation Threatens Foreign and Domestic Drug Developers*, 46 AIPLA Quarterly Journal 1 (Winter 2018); *Setbacks in Regulatory Data Protection Confront Innovative Drug Developers in the Russian Federation*, 51 Int'l Law. 171 (2018)

- diverse litigation experience including a Rule 10b-5 action at the S.E.C. (1978); gasoline overcharge cases at the Department of Energy (1979), federal administrative law litigation involving various U.S. government agencies (1980-84); and appellate litigation at the U.S. Department of Labor (1984-88).

Cases

- *XTEN Limited v. XFL Properties, LLC,* Cancellation Proceeding No. 92083035 (TTAB), counsel for Cyprus limited seeking cancellation of "UFL" in multiple classes

- *EPI Capital Pty Ltd. v. Tanda Technologies, Inc.* Cancellation No. 92082772 (TTAB) (2024)

- *Bono v. Addrex, Inc.,* 2021-11994 (Circuit Court of Fairfax County, VA) (2023) (counsel for plaintiff in breach of contract action involving sales of Internet Protocol address blocks)

- *Bote LLC v. BOTEBOARD.COM et al.,* No. 1:21-cv-00612-LMB-MSN (E.D.Va.) (2021) (counsel for plaintiff in action against Chinese John Doe defendants); *see "SGR Litigation Team Takes Down 81 Counterfeit Websites and Unmasks Fictitious and Anonymous Domain Name Registrants,* https://sgrlaw.com/articles/sgr-litigation-team-takes-down-81-counterfeit-websites-and-unmasks-fictitious-and-anonymous-domain-name-registrants

- *Amos v. Transamerica Corp.,* No. 1:21-cv-003626-LO-IDD (E.D.Va.) (2021) (counsel for defendant in action by trademark registrant challenging jurisdiction of U.S. Trademark Trial and Appeal Board)

- *Martinez v. Transamerica Corp.,* 2:19-cv-04830 (D.Ariz.), removed from state court, S-1100-cv-2018-02004 (Sup. Ct. Penal County, AZ) (counsel for defendant trademark owner in state court action for alleged domain name hijacking) (case dismissed)

- *Real Estate of Winter Park, LLC v. The Real Estate Company,* No. 2018CV030037 (Dist. Ct. Grand County, CO) (counsel for defendant real estate brokerage in state court trademark infringement and antitrust case) (2019)

- *Transamerica Corp. v. Allnation Financial LLC et al.* No. 1:18-cv-22483 (S.D.Fla.) (2018) (counsel for plaintiff in case of first impression granting service of process by electronic mail on evasive parties located in forum state), www.sgrlaw.com/service-of-process-on-evasive-defendants

- *Nat'l Grange v. California* State Grange, 334 F. Supp. 3d 1057 (E.D.Cal. 2018), and related appeal, 715 Fed. Appx. 747 (9th Cir. 2018) (counsel for national fraternal organization and California chapter in trademark infringement actions against former California chapter), www.ca9.uscourts.gov/media/view_video.php?pk_vid=0000013111 (Feb. 16, 2018)

- *United States v. The Brinson Co.,* Criminal No. 14-035 (E.D.La. 2016) (counsel for Mercedes-Benz of USA and Daimler AG in criminal prosecution by United States against defendants for counterfeiting of automotive diagnostic and repair software) (awarding six figures in remission of forfeiture)

- *Federal Treasury Enterprise v. Spirits International B.V.,* 809 F.3d 737 (2d Cir. 2016) (counsel for *amicus curiae* Advisory Council of the Intellectual Property Court of the Russian Federation), www.sgrlaw.com/wp-content/uploads/2018/11/Attachment-2-Amicus-Appearances-for-Russian-FederationFinal.pdf

- *Nationstar Mortgage LLC v. Ahmad,* 112 USPQ2d 1361 (TTAB 2014) (counsel for trademark owner in first successful fraud action at TTAB in six years)

- *AESP, Inc. v. Signamax, LLC,* 29 F. Supp. 3d 683 (E.D.Va. 2014) (counsel for defendant Czech corporation in trademark infringement action on successful motion to dismiss on jurisdictional grounds after jurisdictional discovery)

- *Federal Treasury Enterprise Sojuzplodoimport v. SPI Spirits Ltd.,* 726 F.3d 62 (2d. Cir. 2013) (counsel for *amicus curiae* Institute of Legislation and Comparative Law of the Government of the Russian Federation, www.sgrlaw.com/wp-content/uploads/2018/11/Attachment-2-Amicus-Appearances-for-Russian-FederationFinal.pdf

- *Johnson & Johnson v. Obschestvo s Ogranitchennoi Otvetstvennostiu WDS,* Opposition No. 91182207 (TTAB 2013) (counsel for Russian cosmetics manufacturer in successful defense of trademark opposition)

- *Livermore Investments Group v. Crown Solutions Gaming Ltd. and Uniplay Int'l Ltd.* (U.K. High Court of Justice, Chancery Div.) (20110 (engaged by defendants for expert opinion on application of U.S. trademark law to a dispute between claimant and the Principality of Monaco leading to loss of claimant's Internet domain name following a UDRP arbitration award in *Société des Bains de Mer et du Cercle des Etrangers á Monaco v. Empire Online Ltd.*, D2006-2089 (WIPO June 21, 2006)

- *Transamerica Corp. v. Moniker Online Services,* LLC, 672 F. Supp. 2d 1353 (S.D.Fla. 2009) (counsel for plaintiff in action for direct service mark infringement against domain name registrar alleging monetization of pay-per-click advertising websites ostensibly owned by fictitious and anonymous entities)

- *Collen IP v. American Bar Association,* 07-1861 (ESH) (D.D.C. 2008) (counsel for American Bar Association in successful defense of trademark infringement action)

Employment History

- 2015 – present: partner, Smith, Gambrell & Russell LLP, Washington, D.C.

- 2010 – 2015: partner and leader (2013-2015) of trademark and copyright group, Buchanan, Ingersoll & Rooney LLP, Washington, D.C.

- 2004 - 2009: partner, Schnader, Harrison & Lewis, Washington, D.C.

- 1999 - 2004: shareholder, Wiley, Rein & Fielding, Washington, D.C.

- 1991 – 1999: partner, Dykema Gossett, Washington, D.C.

- 1989 – 1991: partner, Mason, Fenwick & Lawrence, Washington, D.C.

- 1988 – 1989: associate, Robbins & Laramie, Washington, D.C.

- 1984 – 1988: Appellate litigation attorney, U.S. Dept. of Labor, Employee Benefits Division, Office of the Solicitor (1984-88), first chair counsel for Secretary of Labor, oral arguments in cases reported at 839 F.2d 269 (6th Cir. 1988); 826 F.2d 1512 (6th Cir. 1987); 796 F.2d 169 (6th Cir. 1986); 813 F.2d 401 (4th Cir. 1986); 794 F.2d 865 (3d Cir. 1986); 1986 U.S. App. LEXIS 186368 (4th Cir. June 12, 1986); and 768 F.2d 982 (8th Cir. 1985)

- 1979 – 1984: Litigation associate at Cotton, Day & Doyle, Washington, D.C. (1979-84), counsel of record in cases involving U.S. oil and gasoline regulation, mine safety, administrative litigation, and criminal procedure reported at 718 F.2d 1558 (Temp. Em. Ct. App. 1983); 497 F. Supp. 73 (E.D.Pa. 1980), and 505 F. Supp. 156 (E.D. Pa. 1981)

- Law Clerk, U.S. Department of Energy, Office of General Counsel, Regulatory Litigation Division (1979) (prosecuting oil and gasoline overcharge cases in consolidated actions against 21 of the largest 28 U.S. oil companies)

- Legal Intern, U.S. Securities and Exchange Commission, Enforcement Division, Trial Unit (1978) (participated in litigation of Rule 10b-5 case.

Russian Language. Mr. McDonald was a Russian language student at the University of California Santa Cruz and one of thirty Americans to win a national scholarship for a semester at Leningrad State University. After the Berlin Wall came down, his pursuit of fluency in Russian as an avocation led to academic exchanges with Russian law schools involving U.S., international and Russian intellectual property law, including lectures and participation in moot courts, publications, a presentation at the Russian Supreme Court (2013), membership on the Advisory Board of, and submission of public comments to, the Intellectual Property Court of the Russian

Federation (2013-2022), and *amicus* briefs on behalf of the Russian Federation in the *Stolichnaya Vodka* trademark cases (2013-2016), all prior to the outbreak of hostilities in 2022.

In 2013, he gave a presentation at the Russian Supreme Court, in Russian, on the recently enacted America Invents Act, at an event commemorating the establishment of the newly created Intellectual Property Court of the Russian Federation, www.sgrlaw.com/wp-content/uploads/2018/10/2013-04-22-Presentation-to-Supreme-Commercial-Court-of-the-Russian-Federation-Russian-Original.pdf (English translation at www.sgrlaw.com/wp-content/uploads/2018/10/2013-04-22-Presentation-to-Supreme-Commercial-Court-of-the-Russian-Federation-English-Translation.pdf). His written report was published in the inaugural edition of the Official Journal of the Russian Intellectual Property Court, www.sgrlaw.com/site/assets/files/3908/4.pdf (August 2013). In 2013 and 2016, he submitted amicus briefs for the Russian Federation in a dispute over ownership of the *Stolichnaya* vodka trademark, 726 F. 3d 62 (2d Cir. 2013), and 809 F.3d 737 (2d Cir. 2016)

From 2013 until the Russian invasion of Ukraine in 2022, Mr. McDonald was the only American and one of only four Westerners on the 69-member Advisory Council of the newly created Russian Intellectual Property Court. Members included representatives from the Russian judiciary, universities and intellectual property establishment. During this time he attended the Council's meetings in Moscow (2020 and 2021 by Zoom) and submitted the following public comments:

- *Issues Raised by the Exercise of Judicial Power in the Development of Standards, Guidelines and Definitions Relating to Unfair Competition and Intellectual Property*, Dec. 27, 2013, www.sgrlaw.com/site/assets/files/3908/3.pdf

- *Remedies For Intellectual Property Infringement,* Dec. 1, 2014, https://www.sgrlaw.com/wp-content/uploads/2018/10/2014-12-01-Remedies-for-Intellectual-Property-Infringement-Submitted-to-the-Intellectual-Property-Court-of-the-Russian-Federation_Redacted.pdf

- *Commercialization of Intellectual Property by Universities and Academic Institutions in the United States: Sample Agreements and Secondary Sources,* Nov. 25, 2016, https://www.sgrlaw.com/wp-content/uploads/2017/04/Attachment-1-Commercialization-of-IP-by-Universities-and-Academic-Institutions-in-the-United-States-2.pdf

- *Divisibility of Exclusive Rights in Copyrighted Works Under U.S. Law*, July 16, 2018, https://www.sgrlaw.com/wp-content/uploads/2018/07/2018-07-16-Report-to-Intellectual-Property-Court-of-the-Russian-Federation.pdf

- *Determination of Related Goods and Services Under U.S. Trademark Law,* April 25, 2019, https://www.sgrlaw.com/wp-content/uploads/2019/04/Determination-of-Related-Goods-and-Services-Under-U.S.-Trademark-Law.pdf

- *Assignment Recordation and Acquisition of Rights by Purchasers in Good Faith*, July 20, 2019, www.sgrlaw.com/wp-content/uploads/2019/07/2019-07-20-Comments-to-Russian-Intellectual-Property-Court.pdf

- *Use of Survey Evidence in Trademark Litigation,* June 26, 2020, https://www.sgrlaw.com/wp-content/uploads/2020/06/2020.06.26-Comments-to-Russian-IP-Court-re-Trademark-Survey-Evidence.pdf

- *Comments on Fair Use Under U.S. Copyright and Trademark Law,* July 13, 2020, https://www.sgrlaw.com/wp-content/uploads/2020/07/2020.07.13-Comments-on-Case-Studies-Distributed-by-Russian-Intellectual-Property-Court.pdf

Export Licensing / Sanctions. Mr. McDonald has prepared compliance programs for an information technology company and software developer and was engaged by another law firm for an expert opinion on export licensing and international trade. In 2006, he represented the plaintiff in a successful action against the U.S. Department of Treasury and Office of Foreign Assets Control (OFAC) to force release of assets frozen under emergency economic sanctions, http://www.sgrlaw.com/wp-content/uploads/2018/11/Complaint-Bank-Soyuz-v.-OFAC-No.-1.05-cv-010730RCL-D.D.C.-5-27-2005.pdf. From 1980-1984, he handled export licensing for Western Geophysical, a subsidiary of Litton Industries.

<center>**Professional Associations**</center>

American Bar Association Section of International Law

- American Bar Association Liaison Between Intellectual Property Law Section and International Law Section,

- Co-chair, Annual Spring Meeting, Washington, D.C. (2017)

- Chair, Vice-Chair, Co-Chair or Senior Advisor, International Intellectual Property Rights Committee (1999 - 2009)

- Editor in Chief, International Data Protection and Online Security Newsletter (2009-2010)

- Outstanding Volunteer of the Year Award (2007-2008)

- Creator and Editor in Chief, ABA Journal of Newly Independent States of the Former Soviet Union (1995-97)

- Translation of Russian Civil Code and other draft legislation into English for ABA Central and Eastern Europe Law Initiative (CEELI) (1991-1994)

International Trademark Association

- Leader of working group in INTA Trademark Infringement Committee (current)

- IhNTA Internet Committee, Whois Subcommittee (2009-2015)

- Leader, INTA Task Force on Translation and Transliteration of Whois Contact Data (2014-2015)

- Leader, INTA Task Force on ICANN Procedures for Conflicts Between WHOIS and National Privacy Laws (2014-2015)

- Leader, Working Group on Substituted Service of Process by Electronic Mail (2008-2012)

- Lead Author, Working Group Report on Electronic Service of Process on Fictitious Owners of Commercial Websites, presented to INTA Board of Directors and Executive Committee (Miami, FL, Nov. 11, 2009), https://silo.tips/download/report-substituted-service-of-process-by-electronic-mail-the-whois-subcommittee

- Author, *The Great Domain Debate*, Statement of International Trademark Association (INTA) on Fictitious and Anonymous Domain Name Ownership, European CEO (June 2008), www.sgrlaw.com/site/assets/files/3908/10.pdf

Civic Associations

- Cosmos Club, Washington, D.C. (2009-present)

- Rotary Club of Arlington, Virginia (1986-2009; President, 1995-96)

Publications and Appearances[1]

- Co-Author, Internet Committee Report, International Trademark Association, *Targeting and the Part it Plays in Establishing Jurisdictions in Cases Involving the Use of Trademarks on the Internet,* April 18, 2022, https://www.inta.org/wp-content/uploads/public-files/advocacy/committee-reports/20220418-USE-OF-TRADEMARKS-ON-THE-INTERNET-AND-TARGETING-TO-ESTABLISH-JURISDICTION.pdf

- *How Targeting Establishes Jurisdiction in Internet Usage on the Internet,* International Trademark Association Newsletter, July 6, 2022, https://www.inta.org/report-how-targeting-establishes-jurisdiction-in-trademark-usage-on-the-internet

- Continuing Legal Education Seminar, *Targeting of U.S. Trademarks and Copyrights by Foreign Defendants as Grounds for Personal Jurisdiction After Walden v. Fiore (U.S. 2014)*, American Bar Association Intellectual Property Law Section, May 10, 2022, https://sgrlaw.com/wp-content/uploads/2022/05/Updated-ABA-Webinar-Powerpoint_36918760v1.pdf

- *New USPTO Rules Introduce Significant Changes in US Trademark Practice,* 17(2) Journal of Intellectual Property Law & Practice (Oxford University Press), Feb. 5, 2022, https://academic.oup.com/jiplp/advance-article/doi/10.1093/jiplp/jpab166/6523030?guestAccessKey=e6c75c9a-31dc-4038-a5c6-957216ad665d

- Guest Lecturer (in Russian), St. Petersburg State University, Legal Faculty, *Intellectual Property Procedure in U.S. Courts and Administrative Tribunals, Судопроизводство по вопросам интеллектуальной, собственности в США,* March 5, 2021, https://www.sgrlaw.com/wp-content/uploads/2021/03/McDonald-Power-Point-Russian-3rd-Rev.-2.pdf

- *U.S. Trademark Opposition and Cancellation Procedure,* Ukrainian Bar Association, Dec. 15, 2020, https://www.sgrlaw.com/wp-content/uploads/2020/12/2020.12.15-Power-Point-Presentation-U.S.-Opposition-and-Cancellation-Procedure-Ukrainian-Bar-Assn.pdf

- *International Law, Intellectual Property, and Innovative Drugs: Update from the Russian Federation,* interview with Vladislav Ugryumov, Gowlng WLG, Moscow, Russia, American Bar Association, Nov. 18, 2020, https://www.sgrlaw.com/wp-

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[1] Peer review publications yellow-highlighted.

content/uploads/2020/11/2020.11.18-Power-Point-International-Law-Intellectual-Property-and-Innovative-Drugs-Update-From-the-Russian-Federation.pdf

- *Intellectual Property Rights and International Trade: an Overview of U.S. Customs and Border Protection's Enforcement of Intellectual Property Rights,* 28 Calif. Int'l. L. J. 9 (2020), https://www.sgrlaw.com/wp-content/uploads/2020/10/California-International-Law-Journal-Article1.pdf

- Annual Meeting (in Russian) (by Zoom), Advisory Council of the Intellectual Property Court of the Russian Federation, July 16, 2020, https://youtu.be/tUTT9YVh3qM

- *Public Comments on Fair Use Under U.S. Copyright and Trademark Law*, submitted to the Intellectual Property Court of the Russian Federation, July 13, 2020, https://www.sgrlaw.com/wp-content/uploads/2020/07/2020.07.13-Comments-on-Case-Studies-Distributed-by-Russian-Intellectual-Property-Court.pdf

- *Public Comments on Use of Survey Evidence in Trademark U.S. Litigation*, submitted to the Intellectual Property Court of the Russian Federation, June 26, 2020, https://www.sgrlaw.com/wp-content/uploads/2020/06/2020.06.26-Comments-to-Russian-IP-Court-re-Trademark-Survey-Evidence.pdf

- *U.S. Supreme Court Holds Willfulness Unnecessary for Award of Profits in Trademark Infringement Case,* 15(7) Journal of Intellectual Property Law & Practice (Oxford University Press), June 1, 2020, https://academic.oup.com/jiplp/advance-article/doi/10.1093/jiplp/jpaa081/5849540?guestAccessKey=4454df96-b9e2-4134-9b7d-de299afc9305

- *Public Comments on Assignment Recordation and Acquisition of Rights by Purchasers in Good Faith*, submitted to the Intellectual Property Court of the Russian Federation, July 20, 2019, www.sgrlaw.com/wp-content/uploads/2019/07/2019-07-20-Comments-to-Russian-Intellectual-Property-Court.pdf

- Annual Meeting (in Russian), Advisory Council Meeting, Intellectual Property Court of the Russian Federation, Moscow, Russia, April 25, 2019, http://www.ipc.arbitr.ru/node/14249

- *Public Comments on Determination of Related Goods and Services,* submitted to the Intellectual Property Court of the Russian Federation, April 25, 2019, https://www.sgrlaw.com/wp-content/uploads/2019/04/Determination-of-Related-Goods-and-Services-Under-U.S.-Trademark-Law.pdf

- *Service of Process on Evasive Defendants* (Oct. 2018), www.sgrlaw.com/service-of-process-on-evasive-defendants

- *Public Comments on Divisibility of Exclusive Rights in Copyrighted Works,* submitted to the Intellectual Property Court of the Russian Federation, July 16, 2018, www.sgrlaw.com/wp-content/uploads/2018/07/2018-07-16-Response-to-Spravka-Intellectual-Property-Court-of-the-Russian-Federation.pdf

- Speaking Appearance (in Russian), Russian Pharmaceutical Industry and Government Representatives, St. Petersburg, Russia, May 17, 2018, photograph at www.sgrlaw.com/wp-content/uploads/2018/10/McDonaldPhoto.jpg

- Advisory Council Meeting, Intellectual Property Court of the Russian Federation, Moscow, Russia, April 27, 2018, protocol posted (in Russian) at http://ipc.arbitr.ru/node/14172, 22-second YouTube of April 27 meeting at https://youtu.be/kWRadtC_3oE

- Speaker, *U.S.-Russia Intellectual Property Law Update,* American Chamber of Commerce, Moscow, Russia, April 26, 2018, www.sgrlaw.com/wp-content/uploads/2018/10/2018-04-26-Power-Point-Presentation-at-American-Chamber-of-Commerce-Moscow-Russia.pdf

- Speaker (in Russian), *Compulsory Licensing of Pharmaceutical Patents in Russia From The Viewpoint of American Pharmaceutical Companies,* International Chamber of Commerce, Moscow, Russia, April 25, 2018, www.sgrlaw.com/wp-content/uploads/2018/10/ICC-Russia-Power-Point-Russian-Moscow-April-25-2018-18284311_1.pdf, photograph at https://www.sgrlaw.com/wp-content/uploads/2018/10/Bruce.jpg

- *Western Brand owners Hit by Russian Constitutional Court Ruling in Parallel Import Case* (April 2018), www.sgrlaw.com/western-brand-owners-hit-by-russian-constitutional-court-ruling-in-parallel-import-case

- *Russian Roadmap for Competition in Healthcare Targets Innovative Drug Developers* (March 2018), www.sgrlaw.com/russian-roadmap-for-competition-in-healthcare-targets-innovative-drug-developers

- English Translation, *Russian Roadmap for Development of Competition in Healthcare* (Feb. 2018), www.sgrlaw.com/wp-content/uploads/2018/02/Govt-of-Russia-Roadmap-for-Development-of-Competition-in-Healthcare.pdf

- English Translation, *Draft Federal Law on Amendments to Federal Law "On the Protection of Competition" and Civil Code of the Russian Federation,"* www.sgrlaw.com/wp-content/uploads/2018/02/Federal-Antimonopoly-Service-Draft-Amendments-to-Antimonopoly-Law-and-Article-1360-of-the-Russian-Civil-Code.pdf

- *Compulsory Licensing of Pharmaceutical Patents in the Russian Federation Threatens Foreign and Domestic Drug Developers* 46 AIPLA Quarterly Journal 1 (Winter 2018), https://www.sgrlaw.com/wp-content/uploads/2018/05/McDonald-Bruce_Compulsory-Licensing-in-the-Russian-Federation-461-AIPLA-QJ-V3-Winter-2018.pdf, parallel Russian text at https://www.sgrlaw.com/wp-content/uploads/2018/05/McDonald-Bruce_Compulsory-Licensing-Article-Russian-Text.pdf

- *Setbacks in Regulatory Data Protection Confront Innovative Drug Developers in the Russian Federation,* 51 Int'l Law. 171 (2018), www.americanbar.org/content/dam/aba/administrative/international_law/til_51-2_cpy.pdf; parallel Russian text at www.sgrlaw.com/wp-content/uploads/2018/05/McDonald-Bruce_Regulatory-Data-Protection-Article-Russian-Text.pdf

- Guest Lecturer, Pericles Center for International Legal Education, Moscow, Russia (Nov. 25, 2016)

- *Public Comments, Commercialization of Intellectual Property by Universities and Academic Institutions: Sample Agreements and Secondary Sources,* submitted to Intellectual Property Court of the Russian Federation, Moscow, Russia (Nov. 25, 2016), www.sgrlaw.com/wp-content/uploads/2017/04/Attachment-1-Commercialization-of-IP-by-Universities-and-Academic-Institutions-in-the-United-States-2.pdf

- *Fictitious & Anonymous Commercial Websites: Identification of Parties in Interest and Pursuit of Remedies,* Panel Presentation, ABA Section of Intellectual Property Law, Annual Spring Conference, Bethesda, MD (April 6, 2016)

- *Legal and Regulatory Issues in the Russian Pharmaceutical Industry,* Panel Presentation, The Wistar Institute, Philadelphia, PA (June 12, 2015), www.sgrlaw.com/wp-content/uploads/2017/04/Attachment-2-Legal-and-Regulatory-Issues-in-the-Russian-Pharmaceutical-Industry-1.pdf

- Co-author, *International Intellectual Property Law,* 49 Year in Rev. (ABA) 195 (Spring 2015)

- *Public Comments of Advisory Council Member on Remedies for Intellectual Property Infringement,* submitted to the Intellectual Property Court of the Russian Federation (Dec. 1, 2014), www.sgrlaw.com/wp-content/uploads/2018/10/2014-12-01-Remedies-for-Intellectual-Property-Infringement-Submitted-to-the-Intellectual-Property-Court-of-the-Russian-Federation_Redacted.pdf

- *Remedies Against Fictitious and Anonymous Service Mark Counterfeiting,* 7(1) Landslide 47 (Sept./Oct. 2014), www.sgrlaw.com/site/assets/files/3908/2.pdf

- Panel Presentation, *Contrasts and Comparisons Between the U.S. Court of Appeals for the Federal Circuit and the Court of Intellectual Property of the Russian Federation,* Panel Presentation (in Russian), Sixth Annual Dispute Resolution Conference, American Bar Association, Moscow, Russia, (Sept. 19, 2014)

- Panel Presentation, *BRICS and IP,* Second Annual BRICS Conference, Eurasia Center, Washington, D.C. (May 13, 2014)

- Co-author, *International Intellectual Property Law,* 48 Year in Rev. (ABA) 213 (Spring 2014)

- Panel Presentation (in Russian), *Limitations of Judicial Power Under Article III of the U.S. Constitution,* Panel Presentation (in Russian), Moscow State Kutafin University of Law, Moscow, Russia (February 14, 2014)

- *Public Comments of Advisory Council Member on Issues Raised by the Exercise of Judicial Power in the Development of Standards, Guidelines and Definitions Relating to Unfair Competition and Intellectual Property,* presented to the Court of Intellectual Property of the Russian Federation, Moscow, Russia (Dec. 27, 2013), www.sgrlaw.com/site/assets/files/3908/3.pdf

- *Intellectual Property Procedure in U.S. Courts and Administrative Tribunals Under the New U.S. Patent Act* (in Russian), Journal of the Intellectual Property Court of the Russian Federation (August 2013) (inaugural issue), www.sgrlaw.com/site/assets/files/3908/4.pdf

- *Legal & Regulatory Issues in the Beverage Industry: Trademark Registration,* Multimedia Presentation, Aug. 15, 2013, posted at www.bevnetfbu.com/experts/bruce-a-mcdonald

- Speaker and Program Chair, *International Trademark Registration Under the Madrid Protocol,* Spring Meeting, American Bar Association, Section of International Law, Washington, D.C. (April 24, 2013)

- Speaker (in Russian), *Intellectual Property Procedure in U.S. Courts and Administrative Tribunals*, presented at the Supreme Commercial Court of the Russian Federation, Moscow, Russia (April 22, 2013), www.sgrlaw.com/wp-content/uploads/2018/10/2013-04-22-Presentation-to-Supreme-Commercial-Court-of-the-Russian-Federation-Russian-Original.pdf; English translation at www.sgrlaw.com/wp-content/uploads/2018/10/2013-04-22-Presentation-to-Supreme-Commercial-Court-of-the-Russian-Federation-English-Translation.pdf

- Co-author, *International Intellectual Property Law,* 47 Year in Rev. (ABA) 213 (Spring 2013)

- Speaker (in Russian), Moscow Academy of Economics and Law, *Recent Developments in U.S. and International Trademark Law* (September 24, 2012)

- Co-Author, *International Intellectual Property Law: Year in Review,* 47 Int. Law. 213 (Spring 2013)

- Co-Author, *Privacy, Electronic Commerce and Data Security,* 2012 Year in Rev., 47 Int. Law. 99 (2013)

- Co-Author, *International Intellectual Property Law: 2011 Year in Review,* 46 Int. Law. 215 (Spring 2012)

- *Why Trademark Owners Must Lead the Fight for Accountability in E-Commerce,* World Trademark Review (Aug./Sept. 2011), www.sgrlaw.com/site/assets/files/3908/7.pdf

- *Copyright, Patent and Trademark Developments in the Russian Federation: 2010 Year in Review*, Russia Business Watch (Spring 2011), www.sgrlaw.com/site/assets/files/3908/8.pdf

- Speaker, *Fictitious & Anonymous Websites,* 2011 Spring Meeting, ABA Section of International Law, Washington, D.C. (April 8, 2011)

- Co-Author, *Intellectual Property Law: Year in Review,* 45 Int'l Law. 205 (2011)

- Editor-in-Chief, *American Bar Association International Data Protection and Online Security Committee Newsletter* (2009-2010)

- Speaker, *Electronic Service of Process in Actions Arising Out of the Advertising and Sale of Goods and Services at Fictitious and Anonymous Websites,* American Bar Association, Annual Meeting, San Francisco, CA, August 6, 2010

- Co-Author, *Intellectual Property Law: Year in Review,* 44 Int'l Law. 245 (2010)

- *Domain Name Registrar May be Liable for Service Mark Counterfeiting as "De Facto" Registrant,* ABA International Data Protection & Online Security Newsletter, Vol. II, No. 1 (Spring 2010)

- Speaker, *Fictitious and Anonymous Websites and Domain Name Registration,* New York State Bar Association, Media Law Committee, New York City, December 15, 2009

- *Electronic Service of Process in Actions Arising From Advertising and Sale of Goods and Services at Fictitious and Anonymous Websites,* ABA International Data Protection & Online Security Newsletter, Vol. 1, No. 2 (Fall 2009)

- *Alarm Grows Over Counterfeit Website Ownership as Registrars, Feigning Privacy Concerns, Oppose Disclosure; ICANN Appears Powerless to Intervene*, ABA International Data Protection & Online Security Newsletter, Vol. I, No. 1 (Spring 2009)

- Co-Author (with Alexey Zalesov), 2009 Year-in-Review (First Quarter): Copyright Law: Russian Federation (May 7, 2009)

- Co-Author, *Intellectual Property Law: Year in Review,* 43 Int. Law. 549 (Summer 2009)

- Report of International Trademark Association (INTA), Substituted Service of Process by Electronic Mail: Achieving Notice on Fictitious Owners of Commercial Websites for Access to Judicial Remedies, presented to INTA Board of Directors and Executive Council, Miami, FL (Nov. 11, 2009), https://www.yumpu.com/en/document/read/4779541/substituted-service-of-process-by-electronic-mail-international-

- *Russian IP Laws Meet Essential WTO Standards,* Russia Business Watch (Spring 2009), www.sgrlaw.com/site/assets/files/3908/9.pdf

- *The Great Domain Debate,* Statement of International Trademark Association (INTA), European CEO (June 2008), www.sgrlaw.com/site/assets/files/3908/10.pdf

- Co-Author, *Intellectual Property Law: 2007 Year in Review,* 42 Int'l Law. 463 (Summer 2008)

- Co-Author, *Intellectual Property Law: 2006 Year in Review,* 41 Intl'l Law. 379 (Summer 2007)

- Speaker, Internet Seminar, "China IPR Webinar Series," U.S. Department of Commerce, Office of China Economic Area (Nov. 13, 2007)

- Panel Participant, *"The Future of WhoIs,"* sponsored by New York Chapter of the Internet Society, New York, New York (November 8, 2006)

- *Sites in Shadow: Typosquatters on the Web Don't Deserve the Mask of Anonymity*, Legal Times (June 26, 2006), www.sgrlaw.com/site/assets/files/3908/11.pdf

- *Intellectual Property Developments in China: 2005,* China Intellectual Property (June 2006), pp. 22-33

- Roundtable Host, "Preventing the Sale of Counterfeit Goods and Other Trademark Infringements on Internet Auction Sites," Philadelphia, PA, sponsored by International Trademark Association (INTA), April 13, 2005

- *Service Mark Counterfeiting And Worse: U.S. Companies Resort to Self-Help in Canada When Cross-Border Law Enforcement Falls Short,* Metropolitan Corporate Counsel (Sept. 2004), www.sgrlaw.com/site/assets/files/3908/12.pdf

- "International Trademark Registration and the Madrid Protocol," in Masterson, ed., *International Practitioner's Deskbook Series: International Trademarks and Copyrights - Enforcement and Management* (American Bar Association 2004), https://www.sgrlaw.com/wp-content/uploads/2019/12/ALX1_GENERAL-3189145-v3-International_Trademark_Registration_Under_the_Madrid_Protocol.docx

- Co-Author, "Recording Trademarks, Trade Names and Copyrights with U.S. Customs: Requirements, Procedure and Fees," in Masterson, ed., *International Practitioner's Deskbook Series: International Trademarks and Copyrights - Enforcement and Management* (American Bar Association 2004)

- *Russian Independents Struggle for Parity With Majors Under Tax Changes,* Oil and Gas Financial Journal (June 2004)

- *Cybersquatting and Trademark Infringement on the Internet: Recent Developments and Best Practices for Investigation and Enforcement,* presented at Spring Meeting, ABA Section of International Law and Practice (2002)

- Program Co-Chair, *Securing and Enforcing Intellectual Property Rights Abroad,* Annual Meeting, ABA Section of International Law and Practice, Washington, D.C. (Aug. 10, 2002)

- Program Chair, *Due Diligence Investigations in International IP Acquisitions & Transactions,* ABA Section of International Law and Practice (June 5, 2002)

- Program Co-Chair, International Intellectual Property Practitioners' Workshop, Spring Meeting, ABA Section of International Law and Practice (May 9, 2002)

- *International Intellectual Property Rights, 2000 Year-in-Review*, 35 Int'l Law. 465 (2001)

- Panelist, *Intellectual Property and International Trade*, American Bar Association and Federal Communications Bar Association, Washington, D.C. (May 24, 2001)

- Program Chair, Internet Domain Names, Trademarks and Disputes in Cyberspace, Spring Meeting, ABA Section of International Law and Practice, Washington, D.C. (April 27, 2001)

- *Trademarks, Internet Advertising and the Demise of Progressive Encroachment,* National Law Journal (Dec. 18, 2000)

- *Trademark Counterfeiting Raises Public Outcry in the Russian Federation,* Trademark World (Oct. 2000)

- *Recommended Corporate Policy for Trademark and Service Mark Use and Protection,* The Metropolitan Corporate Counsel, Vol. 8, Nos. 5 & 6 May 2000 (Part I); June 2000 (Part II)

- *Intellectual Property Rights and Electronic Commerce,* 1 Internet L. & Bus. 483 (May 2000)

- Program Chair, Intellectual Property Rights and Electronic Commerce, Spring Meeting, ABA Section of International Law and Practice, Washington, D.C. (April 13, 2000)

- *Issues Raised by State Claims of Copyright Infringement in Automated Mapping Data,* presented at Sixth World Congress, Intelligent Transport Society, Toronto, Ontario (Nov. 11, 1999)

- *Intellectual Property Protection in the Republic of Georgia,* Caspian Crossroads (1998)

- Program Chair, *Intellectual Property Protection in the Former Soviet Union*, Annual Meeting, American Bar Association, Toronto, Canada (July 31, 1998)

- Keynote speaker (in Russian), *U.S. and International Patent, Trademark and Copyright Law*, presented to Young Lawyers Association of the Republic of Georgia, Tbilisi, Georgia (Nov. 12, 1997)

- Speech (in Russian), *Recent Developments in U.S. and International Patent and Trademark Practice,* presented to Patent and Trademark Office of Republic of Georgia, Tbilisi, Georgia (November 15, 1997)

- *A Model Intellectual Property Enforcement Act for the Russian Federation,* ABA Journal of the Newly Independent States of the Former Soviet Union Law Committee (Fall 1997)

- Published Russian/English Translation, *Law of the Russian Federation on the Judicial System of the Russian Federation,* ABA Journal of the Newly Independent States of the Former Soviet Union Law Committee (Fall 1997)

- *Index of Russian Laws and Regulations*, ABA Journal of the Newly Independent States of the Former Soviet Union Law Committee (quarterly, 1995-1997)

- Editor in Chief, ABA Journal of the Newly Independent States of the Former Soviet Union Law Committee (1995-1997)

- Speech (in Russian), *Intellectual Property Rights and WTO Accession by the Republic of Georgia*, to Joint Session of Georgian Government, Tbilisi, Georgia (Oct. 16, 1996)

- Television Interview (in Russian), *Intellectual Property Issues and WTO Accession,* national broadcast, Tbilisi, Republic of Georgia (Oct. 16, 1996)

- *Before You Get Out the Branding Irons: Is the Appearance of Brand Names in Catalogs "Trademark Use" or Mere Advertising?* Catalog Age (May 1996)

- *Protection of Technology Transfers and International IP Agreements,* 6 Cent. Eur. Bus. Guides (May 1, 1996), 1996 WL 865105

- Published Translation, *Collection of Declassified CPSU Documents,* ABA Journal of the Newly Independent States of the Former Soviet Union Law Committee (Fall 1996)

- *Intellectual Property Developments in the Russian Federation,* ABA Journal of the Newly Independent States of the Former Soviet Union Law Committee (Winter 1996)

- *Intellectual Property Developments in the Russian Federation*, East/West Executive Guide (March 1996)

- *Rights Owners in Russia Suffer as Pirates Flourish,* Managing Intellectual Property (Dec. 1995 / Jan. 1996)

- *The Toll Free Trademark,* Managing Intellectual Property (Feb. 1996)

- *Opportunity for Export of Intellectual Property Gets Big Boost From GATT Implementation*, Managing Intellectual Property (Jan. 1996)

- *Trademarks and the Internet: How to Protect Your Turf,* Catalog Age (Sept. 1995)

- *GATT Ratification Means Big Changes to US IP Law,* Managing Intellectual Property (March 1995)

- Speaker (in Russian), Rotary Club, St. Petersburg-Neva, Russia (Sept. 15, 1994)

- Speaker (in Russian), Rotary Club, St. Petersburg, Russia (Sept. 14, 1994)

- Speaker (in Russian), Rotary Club, Moscow, Russia (Sept. 6, 1994)

- *Bruce A. McDonald on Legal Issues: Protecting Your List From Wrongful Use,* Catalog Age (Aug. 1994)

- *Recent Legislative Developments in the U.S.,* Copyright World (March 1994)

- Co-author, with M. Barshchevsky (in Russian*), Comparative Analysis of Russian and American Intellectual Property Law,* Zakon (Jan. 1994)

- *Eximbank Operating Procedures Under the Russian Oil and Gas Framework Agreement,* East/West Executive Guide (Oct. 1993)

- *Copyright Issues Raised by the Outsourcing of Information Services,* Copyright World (Sept. 1993)

- *Debate Intensifies Over Copyright Issues Raised by Digital Technology and Information Networks*, Copyright World (June 1993)

- Program Co-Chair (in Russian), *Principles of American Intellectual Property Law,* Fourth Annual International Computer Forum and Exhibition, Moscow, Russia (June 2-4, 1993)

- *Copyright Bill Passes First Round in Supreme Soviet*, East/West Executive Guide (April 1993)

- *Introduction of Basic Copyright Protection for Computer Programs and Electronic Databases in the Russian Federation*, Copyright World (March 1993)

- Report of ABA Subcommittee on Newly Independent States and Eastern Europe, American Bar Association (March 1993)

- Speech, *Investment Security for Business Activity in Russia and the Former Soviet States,* presented to Women in International Trade, Washington, D.C. (March 18, 1993)

- Russian/English Translation, *Draft Civil Code of the Russian Federation*, ABA Central and Eastern Europe Law Initiative (CEELI) (Feb. 1993)

- Russian/English Translation, *Draft Law of the Russian Federation on Joint Stock Corporations,* ABA Central and Eastern Europe Law Initiative (CEELI) (Feb. 1993)

- *Mexico's New Intellectual Property Laws and the North American Free Trade Agreement,* NAFTA Reporter (Dec. 1991)

- *Confidential Information and the Use of Protective Orders in Trademark Cases,* Intellectual Property Law (1990)

- *Preserving Trademark Rights: is Token Use Sufficient?* 1(2) Intellectual Property Law 147 (1990)

- *Ethical Problems for Physicians Raised by AIDS and HIV Infection: Conflicting Legal Obligations of Confidentiality and Disclosure,* 22 U.C. Davis L. Rev. 557 (1989), https://lawreview.law.ucdavis.edu/issues/22/2/articles/DavisVol22No2_McDonald.pdf

- Co-author, with Frank E. Robbins, *Frivolous Appeals and Inequitable Conduct*, presented to the Intellectual Property Symposia (November 30, 1988)

- "Unemployment Insurance," *Manual for Practicing Attorneys* (D.C. Bar 1987)